Exhibit 99.2

ASX ANNOUNCEMENT
12 January 2026

Elevra Lithium Announces Transition from OTCQB to Unsponsored OTC Quotation

North American lithium producer Elevra Lithium Limited (“Elevra” or “Company”) (ASX:ELV; NASDAQ:ELVR; OTCQB:SYAXF) advises that as at close of business on Friday, 30 January 2026 (EST) its shares will no longer be quoted on the OTCQB Venture Market and are expected to transition to an unsponsored (Pink Limited Market) quotation on the OTC Markets Group on 2 February 2026 (EST) under the ticker SYAXF.

Elevra’s ordinary shares will continue to trade on the Australian Stock Exchange (ASX:ELV) and Elevra’s American depositary shares will continue to trade on the Nasdaq (NASDAQ: ELVR). The decision to discontinue Elevra’s OTCQB listing will have no impact on Elevra’s underlying business operations, strategic priorities, or ability to execute on its production or development plans.

The transition reflects the Company’s decision to cease participating in the OTCQB Venture Market due to the cost of maintaining the sponsored listing and the low trading volumes by securities holders on that Market. The decision will result in quotation being maintained on the OTC market by broker-dealers on an unsponsored basis (Pink Limited Market), without the Company’s ongoing sponsorship or active engagement with the OTC Markets Group.

Investors holding Elevra shares quoted on the OTC Markets (OTCQB:SYAXF) have the ability to convert those shares into Nasdaq-listed American depositary shares or ASX-listed ordinary shares. Details of the conversion process are available under the “ADR Program FAQs” section on the Company’s website: www.elevra.com. Importantly, investors who choose to convert their shares to Nasdaq-listed American depositary shares before 27 February 2026 will have the American depositary share issuance fees waived by BNY Mellon.

Following the transition, the Company cautions investors that trading in unsponsored OTC securities may be subject to reduced liquidity and visibility. Shareholders impacted by the transition are encouraged to consult their financial advisors or broker-dealers for additional information regarding trading mechanics following the transition.

If an investor owns shares that are currently traded on the OTCQB, nothing has changed with the underlying shares themselves. Investors remain the beneficial owners of the shares and may trade it through the broker-dealer of their choice. If a broker-dealer does not provide services for off-exchange securities, the investor will need to identify a registered broker-dealer that provides services in these securities.

Commenting on the proposed transition, Elevra’s Chief Executive Officer and Managing Director, Mr Lucas Dow, said: “This change reflects our focus on prioritising resources toward operating performance, balance sheet strength and execution across our lithium portfolio. Our listings on the ASX and Nasdaq remain the core trading venues for investors, and we remain committed to transparency and regular disclosure through our established reporting framework”.

Announcement authorised for release by Elevra’s Managing Director and Chief Executive Officer.

ELEVRA LITHIUM • Level 28, 10 Eagle Street • Brisbane QLD 4000 • Australia
+61 7 3369 7058 • info@elevra.com • ASX:ELV | NASDAQ:ELVR • ABN 26 091 951 978	elevra.com

About Elevra Lithium

Elevra Lithium Limited is a North American lithium producer (ASX:ELV; NASDAQ:ELVR; OTCQB:SYAXF) with projects in Québec, Canada, United States, Ghana and Western Australia.

In Québec, Elevra’s assets comprise North American Lithium (100%) and a 60% stake in the Moblan Lithium Project in Northern Québec. In the United States, Elevra has the Carolina Lithium project (100%) and in Ghana the Ewoyaa Lithium project (22.5%) in joint venture with Atlantic Lithium.

In Western Australia, the Company holds a large tenement portfolio in the Pilbara region prospective for gold and lithium.

For more information, please visit us at www.elevra.com

For more information, please contact:

Andrew Barber

Investor Relations

PH: +61 7 3369 7058

ELEVRA LITHIUM	2